

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

MAIL STOP

June 10, 2008

Edward L. Bernstein
Chief Executive Officer
Propell Corporation
336 Bon Air Center, No. 352
Greenbrae, CA 94904

Re: Propell Corporation
        Registration Statement S-1
        File No. 333-150862
        Filed May 13, 2008

Dear Mr. Bernstein

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will review your request for confidential treatment and comment separately. Please note that we will not be in a position to declare this S-1 effective until we have cleared the confidential treatment request.

Registration Statement Cover Page

2. Please check the smaller reporting company box.

Prospectus Cover Page

3. Please explain what you mean by "other disposition."

Our Company, page 3

4. Please help us understand your accounting for the transactions with Crystal Magic, Mountain Capital and Auleron. Specifically, please address the following:

    - Citing relevant authoritative accounting literature, please explain in detail how you accounted for the transactions with Crystal Magic, Mountain Capital and Auleron.
    - Please tell us whether you and the combined companies noted above are considered to be under common control. Tell us the specific facts and circumstances that led you to this conclusion. Refer to EITF 02-5. As part of your response please describe the ownership structure of the entities before and after the merger.
    - If you and the entities noted above are not considered to be under common control, citing relevant authoritative accounting literature, please tell us how you concluded that your accounting treatment, including the presentation of combined financial statements for Crystal Magic, Mountain Capital and Auleron was appropriate.
    - Furthermore, if you were not under common control please tell us your consideration of paragraphs 13-19 of SFAS 141 and address the need for separate historical financial statements for the acquired entities pursuant to Rule 3-05 of Regulation S-X (rather than the combined financial statements allowed for companies under common control set forth in paragraph 3 of Rule 3-05) and pro forma financial statements under Article 11 of Regulation S-K.

Risk Factors, page 5

5. Please provide a risk factor discussing the risks of not having an independent audit or compensation committee.

We rely on key vendors, suppliers and foreign sourcing, page 5

6. Please remove or revise to explain how this risk factor is currently material to you in light of your statement on page 17 that "Crystal Magic has an unlimited source of raw materials and expects to have no availability issues with respect to raw materials." Please do the same for the risk factors entitled "Governmental regulation could harm our business" and "We may issue preferred stock with greater rights than our common stock."

Forward-Looking Statements, page 11

7. Please revise the first sentence of this section as it is not the case that most matters in this prospectus are forward-looking statements. In addition, please note that the safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act do not apply to statements made in an initial public offering. Please revise to delete the statement that your forward-looking statements are within the meaning of the sections here and on page 15.

Where You Can Get More Information, page 11

8. Please revise and update this section to comply with Item 101(h)(5) of Regulation S-K, including the correct address for our office.

Management's Discussion and Analysis, page 12

9. Please briefly describe the material terms of the combination of Crystal Magic, Inc., Mountain Capital, LLC, and Auleron 2005 LLC, including a discussion of the consideration paid.

10. Please revise the Management's Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations for each segment; rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

11. Please disclose the basis for your statement that the promotional, incentive and award products industry is a $19 billion industry. We also note that on page 16, you state it's an $18 billion industry.

12. Please discuss in greater detail the business reasons for the financial statement item changes between periods. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.

Description of Our Business, page 16

13. Please disclose what the discontinued operations were from which $500,000 was generated.

The Crystal Magic Division, page 16

14. We note your statement that few competitors offer online promotional products solutions. Please provide a basis for this and other statements (i.e., "the most competitive turnaround times in the industry") and elaborate on the competitive landscape of this business segment.

15. Please describe your intellectual property in this business segment in greater detail. Please discuss any patents as we note you filed a patent license agreement as an exhibit.

The Arrow Media Solutions Divisions, page 17

16. The information regarding AmerisourceBergen appears promotional. Please place this information in context by balancing disclosure, stating the amount of revenue generated from the relationship with AmerisourceBergen.

17. Please disclose the amount of this division's revenues generated from 'distribution' and 'placement' models respectively.

18. Please name the photo web site that you have a kiosk testing partnership with here and on page 25.

The Auleron Technologies Division, page 17

19. Disclose what hardware and software this division helped third parties install prior to the merger.

20. Please clarify whether the 3,500 technicians are your employees. Clarify your relationship with these technicians.

21. Please describe the 'other initiatives' that the on-call network provides support for.

22. Please clarify your relationships with the various service providers listed in the first paragraph on page 18.

Market size/opportunity, page 18

23. We note the various statistics and other industry information provided. Please disclose whether you funded or were otherwise affiliated with any of the studies or reports you cite. Tell us whether you paid a fee for any of the information, including the information provided by PMA Marketing Research. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. Please refer to, among others, statements about the size of the promotional products market and the growth of retail and online photo printing on page 18, that prints made instantly on

kiosks accounted for approximately one-fourth of online and in-store prints in 2006, or 30 percent of just in-store prints on page 19, and the size of the imaging industry on page 25.

How we address the competitive opportunity, page 21

24. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims throughout the prospectus. We may have additional comments after we review your response. We note, without limitation, your statements about limited resources of your competitors and your lower cost structure.

25. Please explain what offering your products on a "white label basis" means.

Competition, page 26

26. Please explain the significance of being one of only 10 companies that hold a worldwide license from Laser Design International LLC. For instance, please discuss whether the technology represented by this license is the only way to create subsurface etching. Please discuss the other companies and technologies against whom you compete in creating the crystal products. Disclose your overall competitive position in these types of products.

Photo gifting, page 26

27. We note your statement that you are the only major player with diverse distribution channels. Please disclose your competitors with similar varied distribution channels and compare their size and market share to yours.

Directors and Executive Officers, page 29

28. Please disclose the time-period during which Mr. Folliott worked at Mountain Capital.

Certain Relationships and Related Party Transactions, page 31

29. Please provide all of the information required by Item 404(a)(5) of Regulation S-K.

Executive Compensation, page 31

30. It appears that you are using the old executive compensation table. Please provide the new table required by Item 402(c) of Regulation S-K, including the "Total" column.

Selling Stockholders, page 36

31. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such

successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

32. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

33. Please clarify the relationship that Joseph Abrams and David N. Baker have had with you. Please note that for selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters. It is not clear from your current disclosure whether these men are affiliates of broker dealers.

34. Please provide more specificity with respect to how your selling stockholders acquired their securities.

Propell Corporation Financial Statements, page F-1

35. Please amend your filing to include updated financial statements for the most recent quarter, as required by Rule 3-12 of Regulation S-X.

Exhibits, page II-2

36. Please tell us why you have not filed your agreement with Douglas Stewart.

37. Please indicate that portions of Exhibit 10.9 have been omitted pursuant to a confidential treatment request.

Legal Opinion

38. Please disclose the state law upon which this opinion is based.

Exhibit 23.1

39. The independent registered public accounting firm must consent to being named as an expert in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy at (202) 551-3772 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or the undersigned Branch Chief at (202) 551-3767, with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Hank Gracin, Esq.
        (561) 237-0803